

03054932

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 39969
~~02-022875~~

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Canterbury Consulting Incorporated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

660 Newport Center Drive Suite 300
(No. and Street)

Newport Beach	CA	92660
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

R. D. Bruce (949) 718-2240
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

18300 Von Karman Suite 800	Irvine	CA	92612-1055
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
OCT 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CONTENTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Canterbury Consulting Incorporated

We have audited the accompanying statement of financial condition of Canterbury Consulting Incorporated, (formerly Canterbury Capital Services, Inc.) as of June 30, 2003, and the related statements of earnings, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Canterbury Consulting Incorporated (formerly Canterbury Capital Services, Inc.) as of June 30, 2003, and the result of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Irvine, California
September 5, 2003

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF FINANCIAL CONDITION

June 30, 2003

ASSETS

Cash and cash equivalents	$	267,858
Receivable from clearing organizations		436,051
Customer and other receivables		806,498
Prepaid expenses		126,519
Deposits		138,872
Property and equipment, net		573,593
	$	2,349,391

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	166,707
Accrued payroll and payroll taxes		392,963
Income taxes payable		14,458
Other accrued liabilities		21,110
Capital lease obligations		186,863
Deferred income tax liability		38,705
Note payable		197,917
		1,018,723
Commitments and contingencies		-
Stockholders' equity		
Class A voting common stock; no par value; 500,000 shares authorized; 169,137 shares issued and outstanding		688,902
Retained earnings		641,766
		1,330,668
	$	2,349,391

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF EARNINGS

Year ended June 30, 2003

Revenues	
Commissions on securities transactions	$ 3,791,974
Consulting fee income	3,189,103
Other fees and income	586,596
Total revenues	7,567,673
Expenses	
Employee compensation and benefits	4,767,940
Floor brokerage and clearance fees	728,920
Communications	176,706
Occupancy	799,358
General and administrative	1,016,498
Interest	36,295
Total expenses	7,525,717
Income before provision for income taxes	41,956
Provision for income taxes	18,548
NET INCOME	$ 23,408

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

Year ended June 30, 2003

	Common Stock			Total
	Shares Outstanding	Amount	Retained Earnings	Stockholders' Equity
Balances at June 30, 2002	219,296	$ 815,138	$ 771,675	$ 1,586,813
Issuance of common stock	10,362	74,978	-	74,978
Repurchase and retirement of common stock	(60,521)	(201,214)	(153,317)	(354,531)
Net income	-	-	23,408	23,408
Balances at June 30, 2003	169,137	$ 688,902	$ 641,766	$ 1,330,668

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

STATEMENT OF CASH FLOWS

Year ended June 30, 2003

Cash flows from operating activities:	
Net income	$ 23,408
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	204,678
Deferred income taxes	4,090
Loss on sale of property and equipment assets	2,961
Changes in assets and liability accounts	
Decrease in receivable from clearing organization	268,006
Decrease in other receivables	94,555
Increase in prepaid expenses	(60,369)
Increase in deposits	(679)
Decrease in accounts payable	(71,494)
Decrease in accrued payroll and payroll taxes	(342,725)
Decrease in income taxes payable	(55,793)
Decrease in other accrued liabilities	(3,817)
Net cash provided by operating activities	62,821
Cash flows from investing activities:	
Purchases of property and equipment	(136,285)
Cash flows from financing activities:	
Borrowings under note payable	250,000
Principal payments on note payable	(52,083)
Proceeds from issuance of common stock	74,978
Repurchase and retirement of common stock	(354,531)
Payments on capital lease obligations	(75,856)
Net cash used in financing activities	(157,492)
Net decrease in cash and cash equivalents	(230,956)
Cash and cash equivalents at beginning of year	498,814
Cash and cash equivalents at end of year	$ 267,858
Cash paid during the year for:	
Interest	$ 36,239
Income taxes	$ 28,000

The accompanying notes are an integral part of this statement.

Canterbury Consulting Incorporated.
(formerly Canterbury Capital Services, Inc.)

NOTES TO FINANCIAL STATEMENTS

June 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Canterbury Consulting Incorporated (the "Company"), formerly Canterbury Capital Services, Inc. was incorporated in June 1988 under the laws of the state of California under the name of Flint, Krueger, Beimfohr & Cluck, Incorporated. The Company is an independent investment consulting firm that provides investment advice to institutional clients and high net worth individuals. The Company is a member of the National Association of Securities Dealers, Inc. and is a registered broker-dealer in over thirty states. The Company is also a registered investment advisor under the Investment Company Act of 1940, as amended, and a member of Securities Investors Protection Corporation ("S.I.P.C")

Effective July 1, 2002, the Company changed its name from Canterbury Capital Services, Inc. to Canterbury Consulting Incorporated.

All transactions on behalf of customers are cleared on a fully disclosed basis with a clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity at date of purchase of three months or less to be cash equivalents. Cash and cash equivalents are carried at cost which approximates market value.

Property and Equipment

Property and equipment is stated at cost. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the assets ranging from 3 to 7 years.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Revenue Recognition

Commissions on securities transactions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Consulting fee income arising from investment advisory services is recognized as the services are performed pursuant to contracts and customer arrangements. Other fees and income are recognized as received which included primarily insurance commissions and interest income.

Income Taxes

The Company uses the liability method of accounting for income taxes under which deferred tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. Current income taxes are based on the year's taxable income for federal and state income tax reporting purposes.

Derivatives and Hedging

The Company does not engage in derivatives or hedging activities.

Fair Value of Financial Instruments

The Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities are carried at cost, which approximates fair value, due to the relatively short maturity of these instruments. As of June 30, 2003, the Company's capital lease obligations and note payable have stated borrowing rates that are consistent with those currently available to the Company and, accordingly, the Company believes the carrying value of these debt instruments approximates their fair value.

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2003

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Recent Accounting Pronouncements

The FASB has issued Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," (FIN 45) –an interpretation of FASB Nos. 5, 57 and 107 and rescission of FASB Interpretation No. 34. This Interpretation elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also clarifies that a guarantor is required to recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this Interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. Implementation of these provisions of the Interpretation is not expected to have a material impact on the Company's financial statements. The disclosure requirements of the Interpretation are effective for financial statements of interim or annual periods ended after December 15, 2002, and have been adopted in the accompanying financial statements.

NOTE B - CONCENTRATION OF CREDIT RISK

The Company currently maintains substantially all of its cash with certain major financial institutions. At times, cash balances may be in excess of the amounts insured by the Federal Deposit Insurance Corporation.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE

On June 1, 2001, the Company entered into a clearing agreement with First Clearing Corporation ("First Clearing"), whereby First Clearing acts as a clearing broker providing various services on behalf of the Company's customers. These services include execution of orders, preparation of confirmations and reports of activity and settlement of contracts and transactions in securities as well as providing all cashiering functions and constructing and maintaining all prescribed books and records. The Company has agreed to indemnify this clearing broker for losses that the clearing broker may sustain from customer accounts introduced by the Company. On a monthly basis, First Clearing remits commissions earned by the Company on securities transactions with customers net of charges for floor brokerage and clearance fees. At June 30, 2003, amounts held by and receivable from First Clearing totaled $436,051.

NOTE C - CLEARING AGREEMENTS AND COMMISSIONS RECEIVABLE-Continued

In connection with this clearing agreement, the Company is required to: (i) maintain a minimum interest bearing security deposit of $100,000 with First Clearing which is included in deposits at June 30, 2003 and (ii) blanket brokers indemnity bond insurance of at least 120% of its required minimum net capital. At June 30, 2003, the Company has $500,000 of blanket brokers bond insurance in effect.

NOTE D - PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of June 30, 2003:

Furniture and equipment	$ 580,901
Leasehold improvements	113,637
Computer equipment and software	402,229
	1,096,767
Less accumulated depreciation and amortization	(523,174)
	$ 573,593

Depreciation and amortization expense totaled $204,678 for the year ended June 30, 2003.

NOTE E - CAPITAL LEASE OBLIGATIONS

The Company leases certain furniture and equipment under capital leases. The leases are non-recourse and lease payments are based on the fair market value of acquired assets plus interest over the original lease terms of three to five-year periods. Certain reproduction equipment leases require additional monthly payments totaling $5,030 through June 2006, for technical support and maintenance and require the Company to pay contingent rent for excess usage. The Company is also responsible for the cost of repairs, insurance and property taxes.

At June 30, 2003, the carrying amount of leased assets included in property and equipment is $186,863.

Canterbury Consulting Incorporated.
(formerly Canterbury Capital Services, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2003

NOTE E - CAPITAL LEASE OBLIGATIONS-Continued

Future minimum payments for assets under capital leases as of June 30, 2003, are as follows:

Year ending June 30:	
2004	$ 93,708
2005	77,642
2006	40,688
	212,038
Less amount representing interest	(25,175)
Present value of future minimum lease payments	$186,863

NOTE F - NOTE PAYABLE

On July 19, 2002, the Company entered into an unsecured loan agreement with Mellon 1st Business Bank to borrow $250,000. Interest on this note payable accrues monthly based upon Mellon 1st Business Bank's reference rate (4.25% as of June 30, 2003). The note payable requires monthly payments of principal and interest on the first day of each month through August 1, 2006, the maturity date. Three major shareholders of the Company have personally guaranteed the agreement. The outstanding balance of the note payable at June 30, 2003 was $197,917.

NOTE F – NOTE PAYABLE-Continued

Future minimum principal payments on the note payable for years ending June 30 are as follows:

Fiscal Year Ending	
2004	$ 62,500
2005	62,500
2006	62,500
2007	10,417
	$197,917

NOTE G - COMMITMENTS AND CONTINGENCIES

Leases

The Company leases its principal office space in Newport Beach, California under a non-cancelable operating lease agreement expiring in January 2008. The minimum commitment under the lease approximates $31,170 per month through its expiration. The Company also leases additional office space in Seattle, Washington under a non-cancelable operating lease, which expires March 2005. The commitment under the additional office space lease escalates on the anniversary of the lease agreement. The Company is responsible for executory costs such as property taxes and common area operating costs under both of these operating leases. Rent expense for the year ended June 30, 2003 was $414,305.

NOTE G - COMMITMENTS AND CONTINGENCIES - Continued

Future minimum rental payments required under these operating leases as of June 30, 2003, are as follows:

Year ending June 30:	
2004	$ 408,741
2005	400,984
2006	374,040
2007	374,040
2008	218,190
	$1,775,995

Beginning in fiscal 2003, the Company sub-leases a portion of its office space to two tenants under month-to-month leases. Monthly rent equals $800 for both tenants. Rental income received from the tenants for the year ended June 30, 2003 totaled $13,250, which is included in other fees and income.

Guarantees

The Company is contingently liable and has guaranteed debt of certain employees of the Company payable to a bank aggregating approximately $70,000 at June 30, 2003. The debt matures through February 2007. Management has estimated the amount of this obligation using a probability weighted methodology pursuant to FIN 45 and has determined the current amount of the obligation is not significant to the financial statements.

Other

The Company's commitments and contingencies include the usual obligations of a registered broker-dealer in the normal course of business. In the opinion of management, such matters are not expected to have a material adverse effect on the Company's financial position or results of operations.

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

NOTES TO FINANCIAL STATEMENTS - CONTINUED

June 30, 2003

Legal Proceedings

The Company is a party to various legal proceedings arising in the normal course of business. While it is difficult to predict the ultimate outcome of such litigation, the Company, after consultation with legal counsel, believes the disposition of all pending litigation should not have a material effect on the Company's financial position or results of operations.

NOTE H - INCOME TAXES

The components of the provision for income taxes for the year ended June 30, 2003 are as follows:

Current	
Federal	$ 6,581
State	7,877
	14,458
Deferred	
Federal	5,386
State	(1,296)
	4,090
	$18,548

Deferred tax assets and liabilities include the following components as of June 30, 2003:

Deferred tax assets	
Accrued vacation	$ 3,780
Contribution carryforwards and other	8,144
State taxes	6,419
	18,343
Deferred tax liabilities	
Accrued income and depreciation	(56,530)
Other	(518)
Net deferred tax liability	$(38,705)

NOTE I - PENSION PLAN

The Company has a defined contribution profit sharing plan where eligible employees can make voluntary salary deferral contributions. The plan conforms to the requirements of Internal Revenue Code Section 401(k) and covers substantially all employees of the Company. Employees are eligible for participation in the plan after one year of employment. Employer contributions are discretionary up to a maximum amount allowed by law. Participants vest in employer contributions 20% per year over five years. During the year ended June 30, 2003, the Company contributed $208,579 to the plan.

NOTE J - RESERVE REQUIREMENT

The Company does not hold funds or securities for customers; accordingly it is exempt from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to Paragraph (k) (2) (ii) of such rule. Rule 15c3-3 provides for the maintenance by broker dealers of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities. The Company carries no customer regulated commodities futures accounts; therefore, the computation of segregated funds pursuant to Section 4d(2) of the Commodity Exchange Act is not applicable.

NOTE K- NET CAPITAL REQUIREMENT

As a registered broker-dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $100,000 and the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Uniform Net Capital Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio of aggregate indebtedness to net capital would exceed 10 to 1.

At June 30, 2003, the Company had net capital of $200,357, which was $100,357 in excess of its required minimum net capital of $100,000. The Company's aggregate indebtedness to net capital ratio at June 30, 2003 was 3.96 to1.

SUPPLEMENTARY INFORMATION

Canterbury Consulting Incorporated.
(formerly Canterbury Capital Services, Inc.)

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

Net capital		
Total stockholder's equity qualified for net capital		$ 1,330,668
Add:		
Other allowable credits		
Actual tax liability on nonallowable assets		57,048
Total capital and allowable subordinated liabilities		1,387,716
Deductions and/or charges		
Nonallowable assets:		
Prepaid expenses	$ 130,403	
Deposits	36,992	
Property and equipment, net	386,730	
Customer and other receivables	633,226	(1,187,351)
Net capital before haircuts on securities positions		200,365
Haircuts on securities positions		
A. Money market funds	$ 8	
B. Undue concentration	-	(8)
Net capital		$ 200,357
Aggregate Indebtedness		
Items included in statement of financial condition:		
Total liabilities		$ 1,018,723
Less: Non-recourse capital lease obligations		(186,863)
Deferred tax liability		(38,705)
Total aggregate indebtedness		$ 793,155
Computation of Basic Net Capital Requirement		
Minimum dollar net capital required		$ 100,000
Minimum net capital required (ratio 15 to 1)		52,877
Minimum net capital required		$ 100,000
Excess net capital		$ 100,357
Excess net capital over 120% of minimum net capital required		$ 80,357
Ratio: Aggregate indebtedness to net capital		3.96

Canterbury Consulting Incorporated
(formerly Canterbury Capital Services, Inc.)

SCHEDULE I - CONTINUED

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

June 30, 2003

Reconciliation with Company's computation (included in Part IIA of Form X-17A-5 as of June 30, 2002)		
Net capital, as reported in Company's Part IIA (unaudited) FOCUS report	$	374,609
Change in other allowable credits:		
Actual tax liability on non-allowable assets		37,553
Adjustments relating to non-allowable assets:		
Customer and other receivables		(96,301)
Prepaid expenses		(62,481)
Other adjustments:		
Consulting fee income and fees		20,093
Payroll and other expenses		(116,799)
Income tax provision		43,341
Other		342
Net capital	$	200,357

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

Board of Directors
Canterbury Consulting Incorporated

In planning and performing our audit of the financial statements of Canterbury Consulting Incorporated (formerly Canterbury Capital Services, Inc.), for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons,
2. Recordation of differences required by rule 17a-13 or
3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal controls and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Irvine, California
September 5, 2003

Suite 800
18300 Von Karman Avenue
Irvine, CA 92612-1055
T 949.553.1600
F 949.553.0168
W www.grantthornton.com

Report Pursuant to Rule 17a-5(d) and Report of
Independent Certified Public Accountants

CANTERBURY CONSULTING INCORPORATED

(formerly Canterbury Capital Services, Inc.)

June 30, 2003